1-14744

2

02043798

P.E. 8-1-02

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...1 August ..2002

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey, Warrington
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F.............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 1 August 2002

BY ....Paul Davies.......
Paul Davies
Assistant Company Secretary

Print the name and title of the signing officer under his signature

UNITED UTILITIES SELLS ITS OPERATIONS IN THE UNITED STATES OF AMERICA

United Utilities PLC and its partner, Bechtel Enterprise Holdings, have agreed to sell US Water LLC, the North American water services company of which they are equal joint owners, to Ondeo, the water division of Suez, for US$40 million in cash.

The investment in US Water was held by the group's non-regulated asset management business, United Utilities Contract Solutions.

United Utilities Contract Solutions continues to operate water and wastewater concessions in Estonia, Bulgaria and Poland and is responsible for managing assets on behalf of Welsh Water and British Gas Trading.

Chief Executive of United Utilities, John Roberts, said:

> "There is an increasing range of available opportunities, both in the UK and Eastern and Central Europe, that will enable United Utilities to continue to grow its asset management business. Against this background the group has decided to exit from the US market to focus on these better opportunities.
>
> "The change in the group's focus is also reflected in the recent decision to withdraw from Agua de Mexico, the group's joint venture concession in Mexico City, which complements the decision to dispose of US Water."

United Utilities' Contacts:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000
Alan Price, Head of Corporate and Financial Communications	020 7307 0300

Notes

US Water provides water and wastewater contract operations and maintenance services to municipalities and industrial concerns. It currently has seven major long-term contracts and 33 smaller contracts, producing approximately $30 million in annual revenue. It is the 9th largest private water services company in North America and operates primarily in the Northeast and mid-Atlantic United States and in North Carolina.

Ondeo, the water division of Suez, supplies 120 million people with water and wastewater services and services to more than 60,000 industrial customers. Ondeo is a fully owned subsidiary of Suez.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol 'UU'.